Exhibit 3

Pointer Telocation Ltd.
14 Hamelacha Street
Afek Industrial Park
Rosh Haayin 48091, Israel
June 29, 2012
To Securities Dealers, Commercial Banks, Trust Companies, and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the offering by Pointer Telocation Ltd. (“Pointer”) of an aggregate of  644,034 of its ordinary shares, par value NIS 3.00 (“Ordinary Shares”) at a subscription price of $2.90 per Ordinary Share (the “Subscription Price”), pursuant to the exercise of non-transferable subscription rights (“Subscription Rights”) distributed to all holders of record of Ordinary Shares as of the close of business on June 29, 2012 (the “Record Date”).  The Subscription Rights are described in the enclosed prospectus supplement and evidenced by a Subscription Rights Certificate registered in your name or in the name of your nominee.

Each beneficial owner of Ordinary Shares registered in your name or the name of your nominee is entitled to one Subscription Right for every 7.626 Ordinary Shares owned by such beneficial owner on the Record Date (the “Basic Subscription Rights”).  Each Subscription Right also carries the right to over-subscribe at the Subscription Price for additional Ordinary Shares (subject to proration if necessary) up to the total amount of Ordinary Shares remaining upon completion of the Basic Subscription Rights.  Holders of Ordinary Shares will not receive fractional Subscription Rights, but instead Subscription Rights will be rounded down to the nearest whole number.

We are asking you to contact your clients for whom you hold Ordinary Shares registered in your name or in the name of your nominee as of the Record Date to obtain instructions with respect to the Subscription Rights.

Enclosed are copies of the following documents:

1.	Prospectus Supplement;

2.	Form of Notice to Clients of Shareholders who are Acting as Nominees;

3.	Form of Beneficial Owner Election Form; and

4.	Form of Nominee Holder Certification.

Your prompt action is requested.  The Subscription Rights will expire at 5:00 P.M., Eastern Time, on July 26, 2012 (the “Expiration Date”).

To exercise Subscription Rights, properly completed and executed Subscription Certificates and payment in full for all Subscription Rights exercised must be delivered to the Subscription Agent as indicated in the prospectus supplement prior to the Expiration Date.

Additional copies of the enclosed materials may be obtained by contacting Zvi Fried, Chief Financial Officer of Pointer Telocation Ltd., at 972-3-572-3111 during normal business hours in Israel.

Very truly yours, POINTER TELOCATION LTD.